Peoples Bancorporation, Inc.
1818 East Main Street
Easley, South Carolina 29640

August 12, 2011

Via EDGAR

Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Peoples Bancorporation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 12, 2011
File No. 000-20616

Dear Mr. Windsor:

We have received your comment letter, dated  July 29, 2011, relating to the filings listed above.   Due to various previous commitments, we plan to provide the requested response by August 31, 2011.

Sincerely,

s/ Robert E. Dye, Jr.

Robert E. Dye, Jr.
Senior Vice President and Chief Financial Officer